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                                                                                              EXHIBIT 12
                         COLUMBUS SOUTHERN POWER COMPANY
         Computation of Consolidated Ratios of Earnings to Fixed Charges
                        (in thousands except ratio data)
                                                                     Year Ended December 31,
                                                       1996      1997       1998      1999      2000
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . .     $59,711    $55,156   $47,323   $43,207    $40,602
  Interest on Other Long-term Debt. . . . . . . .      12,125     15,525    23,594    25,878     25,878
  Interest on Short-term Debt . . . . . . . . . .       2,400      5,104     3,493     2,460      2,412
  Miscellaneous Interest Charges. . . . . . . . .       4,374      4,729     4,459     4,659     14,205
  Estimated Interest Element in Lease Rentals . .       4,600      4,100     5,300     4,600      5,300
       Total Fixed Charges. . . . . . . . . . . .     $83,210    $84,614   $84,169   $80,804    $88,397

Earnings:
  Income Before Extraordinary Item    . . . . . .     $107,108   $119,379  $133,044  $150,270  $120,202
  Plus Federal Income Taxes . . . . . . . . . . .       60,302     69,760    71,202    82,686   116,590
  Plus State Income Taxes . . . . . . . . . . . .           11          6         3        89       136
  Plus Fixed Charges (as above) . . . . . . . . .       83,210     84,614    84,169    80,804    88,397
       Total Earnings . . . . . . . . . . . . . .     $250,631   $273,759  $288,418  $313,849  $325,325

Ratio of Earnings to Fixed Charges. . . . . . . .         3.01       3.23      3.42      3.88      3.68
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